Exhibit 2.1

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

SCIELE PHARMA, INC.
AS SELLER

AND

PERNIX THERAPEUTICS, INC.
AS BUYER

DATED JANUARY 8, 2010

ARTICLE 1		DEFINITIONS	1
ARTICLE 2		PURCHASE AND SALE OF THE TRANSFERRED ASSETS	4
	2.1	Transfer and License of Assets	4
	2.2	Excluded Assets	5
	2.3	Assumption of Liabilities	5
	2.4	Retained Liabilities	5
	2.5	Purchase Price	6
	2.6	Tax Treatment; Allocation of Purchase Price	6
	2.7	Closing Date, Time and Place	6
	2.8	Conditions of Performance by Buyer and Seller	6
	2.9	Closing Deliveries	7
	2.10	Taxes and Fees	8
ARTICLE 3		REPRESENTATIONS AND WARRANTIES	8
	3.1	Seller’s Warranties	8
	3.2	Buyer’s Warranties	11
ARTICLE 4		COVENANTS	12
	4.1	Obligations of the Parties Prior to Closing	12
	4.2	Reasonable Efforts of the Parties	12
	4.3	Registrations, Filings, Authorizations	12
	4.4	Data; Books and Records	12
	4.5	Confidentiality; Nonsolicitation	12
	4.6	Non-Competition	13
	4.7	Product Returns, Rebates and Chargebacks	13
	4.8	Further Assurances	14
	4.9	Costs and Expenses	14
ARTICLE 5		TERMINATION	15
	5.1	Termination Prior to Closing	15
	5.2	Specific Performance	15
	5.3	Survival	15
ARTICLE 6		INDEMNIFICATION AND INSURANCE	16
	6.1	Indemnification by Seller	16
	6.2	Indemnification by Buyer	16
	6.3	Adjustment	16
	6.4	Method of Asserting Claims	16
	6.5	Survival; Indemnification Amounts	17
	6.6	Losses Net of Insurance, etc	18
	6.7	DAMAGES LIMITATION	18
	6.8	Exclusive Remedy	18
	6.9	Cooperation	18
ARTICLE 7		MISCELLANEOUS	19
	7.1	Notices	19
	7.2	Conflict; Construction of Documents	19
	7.3	Assignability; Successors and Assigns	19
	7.4	Governing Law	19
	7.5	Headings	20
	7.6	Amendment and Waiver	20
	7.7	Entire Agreement	20
	7.8	Publicity	20
	7.9	Counterparts	20
	7.10	No Third Party Beneficiary Rights	20
	7.11	Severability	20

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”), dated as of January 8, 2010, is entered into by and between Sciele Pharma, Inc., a Delaware corporation (the “Seller”) and Pernix Therapeutics, Inc., a Louisiana corporation (the “Buyer”).  Buyer and Seller are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

A.  Seller desires to sell, transfer and assign to Buyer, and Buyer desires to purchase from Seller, certain of the tangible and intangible assets of Seller relating to Seller’s U.S. rights to Seller’s prescription pharmaceutical extended release ceftibuten product known as CEDAX which uses the active pharmaceutical ingredient contained therein known as ceftibuten as referred to in US Patent 5-599-557 (collectively, the “Product”).

B.  The Parties have agreed to such sale upon the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained herein and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

1.1   “Action or Proceeding” means any action, suit, proceeding, arbitration, court order, inquiry, hearing, assessment with respect to fines or penalties or litigation (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

1.2   “Affiliate” means, in relation to any Person, any other Person which directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that first Person.  As used in this Section 1.2, “control” (including, with correlative meanings, “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of (a) management (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) or (b) at least fifty percent (50%) of the issued share capital or other applicable profit interests.

1.3   “Ancillary Agreements” means the Sublicense Agreement, Trademark Assignment Agreement, Bill of Sale, and Assignment and Assumption Agreement.

1.4   “Authorizations” means, as related to the Product, all Investigational New Drug Applications and New Drug Applications (including the NDA), as defined in the U.S. Federal Food, Drug, and Cosmetic Act, as amended, and the regulations promulgated thereunder, all supplements and amendments that may be filed with respect to the foregoing, and any similar regulatory filings, licenses and permits related to the Product and which are listed on Schedule 1.4.

1.5   “Bill of Sale” means the bill of sale conveying the Transferred Assets from Seller to Buyer, the form of which is attached as Exhibit A.

1.6   “Books and Records” means, as it relates to the Product and its commercialization in the Territory, all files, reports, documents, instruments, papers, books, plans, operating records, experimental notebooks, including, but not limited to: (i) all clinical, pre-clinical or post marketing scientific studies and safety or other data relating to the Products, (ii) all files and data packages that are part of the Authorizations and all correspondence with the FDA, and (iii) any and all rights of reference to any files (including any drug master files) cited in the Authorizations.

1.7   “Business Day” means a day other than a Saturday, Sunday, bank or other public holiday in Atlanta, Georgia.

1.8   “Competing Product” means any products that: (i) may be used for the treatment of individuals with mild-to-moderate bacterial infections of the throat, ear, and respiratory tract; and (ii) have ceftibuten as an active pharmaceutical ingredient and (iii) are approved for sale, promotion or other commercialization in the Territory.

1.9   “Data” means, in relation to the Product in the Territory, all material data, reports and correspondence, including, but not limited to, correspondence with the FDA and raw data.

1.10   “Encumbrance” means any charge, equitable interest, hypothecation, lien, mortgage, pledge, security interest or other encumbrance of any kind.

1.11   “Equipment” means the induction seal closure system, conveyor, retorquer and related equipment owned by Seller and housed at the facility where the Product is manufactured as more particularly set forth on the Equipment Agreement between Seller and Schering Corporation listed on Schedule 3.1(f).

1.12   “FDA” means the United States Food and Drug Administration and any successor agency thereto.

1.13   “Governmental Authority” means any court, tribunal, governmental agency, commission, authority, department, ministry, official or other instrumentality of any state or federal government or any country (including any political subdivision thereof) or association of countries, including, without limitation, the FDA.

1.14   “Intellectual Property” means (a) Trademark Rights related to the Product, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, and trade names, including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all trade secrets and confidential business information, including Know-how, and (d) all labeling, advertising and promotional materials related to the sale of the Product in the Territory.

1.15   “Inventory” means the inventories of (a) finished Product, and (b) components and materials included in Product (including raw materials and work in progress), in each case on hand with Seller, and in the trade at the wholesaler/distributor level, in each case as set forth on Schedule 1.15.

1.16   “Know-how” means all ideas, inventions, data, instructions, processes, formulas, formulation information, validations, package and labeling specifications, chemical specifications, chemical and finished goods analytical test methods, stability data, all testing data, product specifications, information with respect to expert opinion and information and other technology (whether or not patented or patentable), to the extent related to the Product in the Territory, including, without limitation, all biological, chemical, pharmacological, toxicological, pharmacokinetic, pharmaceutical, physical and analytical, preclinical, clinical, efficacy, safety, manufacturing and quality control data and information related thereto, and all of the foregoing in electronic format.

1.17   “Legal Requirement” means any statute, law, ordinance, regulation, order or rule of any Governmental Authority.

1.18   “Licensed Patent” means US Patent No. 5,599,557.

1.19   “Material Adverse Effect” means any state of facts, change, event, effect or occurrence (when taken together with all other states of fact, changes, events, effects or occurrences) that has, or is reasonably likely to have, a materially adverse effect on the Product or the business of the Seller or Buyer with respect to the Product, but shall exclude any change, effect or circumstance resulting or arising from: (a) state of facts, changes, events, effects or occurrence that generally affect the industries in which Seller operates, (b) general economic or political conditions or state of facts, events, effects or occurrence affecting the securities markets generally, (c) changes arising from (i) the consummation of the transactions contemplated hereby, or (ii) the announcement of the execution of this Agreement or the other Transaction Documents, or (d) any state of facts, events, effects or occurrence that result from any action required to be taken by this Agreement, the other Transaction Documents or at the request of Buyer.

1.20   “NDA” means New Drug Applications 50685 and 50686 filed with the FDA with respect to the Product and all supplements or amendments filed pursuant to the requirements of the FDA.

1.21   “Trademark Rights” means all trademarks and trademark applications listed on Schedule 1.21.

1.22   “Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due and payable, and (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of Seller, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation).

1.23   “Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, or other entity or Governmental Authority.

1.24   “Product” has the meaning set forth in the recitals.

1.25   “Required Consents” means those consents required in order to effectuate the transactions contemplated herein, as such consents are more particularly set forth on Schedule 3.1(e).

1.26   “Tax” or “Taxes” means any taxes or similar assessments of any kind whatsoever including, but not limited to income, franchise, trade, capital, withholding, payroll, unemployment insurance, social security, gross receipts, sales and use, value added, excise, real property and personal property taxes, together with all interest, penalties and additions imposed with respect to any such taxes.

1.27   “Territory” means the United States, its territories and possessions.

1.28   “Third Party” means any Person other than a Party or any of their respective Affiliates.

1.29   “Transaction Documents” means each agreement, document, certificate or instrument being executed pursuant to this Agreement, including the Ancillary Agreements.

1.30   “Transferred Intellectual Property” means the Intellectual Property included among the Transferred Assets.

ARTICLE 2
PURCHASE AND SALE OF THE TRANSFERRED ASSETS

2.1   Transfer and License of Assets.  Upon the terms and subject to the conditions set forth herein, at the Closing, Seller shall sell, transfer and deliver to Buyer, free and clear of any Encumbrances, other than the Permitted Encumbrances, and Buyer shall purchase from Seller, Seller’s right, title and interest in and to the assets and rights of Seller that are set forth below and relate to the Product, other than the Excluded Assets (as defined below) (collectively, the “Transferred Assets”), as follows:

(a)   the Trademark Rights;

(b)   the Authorizations, including the NDA;

(c)   the Data, Books and Records;

(d)   the Know-how owned by Seller;

(e)   the Inventory;

(f)   the Equipment;

(g)   all of the rights and interest of Seller under the Assigned Contracts;

(h)   all rights and claims of the Seller against Third Parties relating to the Transferred Assets, choate or inchoate, known or unknown, contingent or otherwise, other than such rights and claims relating to the Excluded Assets or Retained Liabilities; and

(i)   all goodwill, if any, relating to the foregoing.

In addition, at the Closing, Seller or an Affiliate, as applicable, shall grant to Buyer a non-exclusive, perpetual, fully paid-up sub-license to the Licensed Patent in the Territory, pursuant to a Sublicense Agreement, in form and substance to be agreed upon prior to Closing (the “Sublicense Agreement”).

2.2   Excluded Assets.  Notwithstanding anything to the contrary herein, from and after the Closing, Seller shall retain all of the right, title and interest in and to, and there shall be excluded from the sale, assignment, transfer and license hereunder, and the Transferred Assets and the Licensed Patent shall not include the following specifically enumerated assets (collectively, the “Excluded Assets”):

(a)   the Intellectual Property and other items specifically set forth on Schedule 2.2(a);

(b)   books and records that Seller is required to retain pursuant to any statute, rule, regulation or ordinance; provided, however, that copies of any such Books and Records that relate to the Product shall be included in the Transferred Assets; and

(c)   general books of account and books of original entry that comprise Seller’s permanent accounting or Tax records.

2.3   Assumption of Liabilities.  At the Closing, Buyer shall assume and agree to pay, perform or otherwise discharge when due, in accordance with their respective terms and subject to the respective conditions thereof, the following liabilities whether known or unknown, absolute or contingent, material or not material, determined or indeterminable (collectively, the “Assumed Liabilities”):

(a)   all liabilities accruing, arising out of or directly relating to the ownership or use of the Transferred Assets and the Licensed Patent, but only to the extent that such liabilities and obligations arise on or after the Closing Date, including, without limitation, any and all liabilities to prosecute, maintain and defend the Licensed Patent and the Trademark Rights;

(b)   all liabilities of the Seller under the Assigned Contracts and the Authorizations to be performed on or after, or in respect of periods following, the Closing Date; and

(c)   all liabilities in respect of Products manufactured, marketed, distributed or sold following the Closing Date, including product liability and negligence claims and liabilities for refunds, adjustments, allowances, repairs, exchanges, returns and warranty or similar claims, except as expressly contemplated pursuant to Section 4.7 below.

2.4   Retained Liabilities.  Except to the extent the same constitute Assumed Liabilities, after the Closing, Seller shall retain, be responsible for and pay, perform and discharge when due any and all liabilities arising in respect of the ownership of or conduct or omission of Seller with respect to the Product, the Transferred Assets and the Licensed Patent prior to the Closing Date (the “Retained Liabilities”).

2.5   Purchase Price.The purchase price to be paid by Buyer for the Transferred Assets and the Licensed Patent shall be as follows (“Purchase Price”):

(a)   Upfront Payment.  At Closing, Buyer shall pay by wire transfer of immediately available funds to such account or accounts as designated by Seller in writing (the “Designated Account(s)) the sum of One Million Five Hundred Thousand and No/ 100 Dollars ($1,500,000) (the “Upfront Payment”).

(b)   Deferred Payments.  In addition, (i) upon the 60th day following the Closing, Buyer shall pay Seller an additional One Million Five Hundred Thousand and No/ 100 ($1,500,000) Dollars, to be evidenced by a promissory note (the “60-day Note”) in the form of Exhibit B attached hereto to be executed by Buyer at Closing, and (ii) upon the 270th day following the Closing, Buyer shall pay Seller an additional Three Million One Hundred Thousand and No/100 ($3,100,000) Dollars, to be evidenced by a promissory note (the “270-Day Note”, and together with the 60-day Note, collectively, the “Notes”) in the form of Exhibit C attached hereto to be executed by Buyer at Closing.

2.6   Tax Treatment; Allocation of Purchase Price.  Seller and Buyer agree that the Purchase Price shall be allocated among the Transferred Assets and the Licensed Patent on the basis of an allocation set forth on Schedule 2.6 (the “Allocation”).  Seller and Buyer agree to report, as and when required, the Allocation of the Purchase Price, as adjusted, in a manner entirely consistent with such Allocation in the preparation and filing of all Tax returns.

2.7   Closing Date, Time and Place.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Paul, Hastings Janofsky & Walker LLP, 600 Peachtree St., Suite 2400, Atlanta, Georgia, 30308, or via electronic exchange of signatures if agreed by the parties, on the first Business Day following the date on which all the conditions set forth in Sections 2.8(a) and 2.8(b) are satisfied or waived, and “Closing Date” shall mean the date upon which Closing occurs.

2.8   Conditions of Performance by Buyer and Seller.  The obligations of the Parties hereto to effect the Closing are subject to the fulfillment (or waiver where permissible) at or prior to the Closing of the following conditions:

(a)   Conditions of Performance by Buyer.  The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the fulfillment of each of the following conditions at or before the Closing, any of which may be waived (but only in writing) by Buyer in its sole discretion:

(i)   all representations and warranties of Seller contained in this Agreement shall have been true and correct in all material respects on the date hereof and shall be true and correct in all material respects as of the Closing except for (x) changes expressly permitted by this Agreement or disclosed by Seller in the Schedules, and (y) the representations and warranties that address matters as of a particular date which need be true only as of the particular date in question;

(ii)   Seller shall have performed in all material respects all covenants required to be performed by it hereunder on or prior to the Closing;

(iii)   The Required Consents shall have been obtained; and

(iv)   There shall not be in effect on the Closing Date any judgment, order, decree, ruling or charge restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

(b)   Conditions of Performance by Seller.  The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment of each of the following conditions at or before the Closing, any of which may be waived (but only in writing) by Seller in its sole discretion:

(i)   all representations and warranties of Buyer contained in this Agreement shall have been true and correct in all material respects on the date hereof and shall be true and correct in all material respects as of the Closing except for (x) changes expressly permitted by this Agreement or disclosed by Buyer on the Schedules hereto, and (y) the representations and warranties that address matters as of a particular date which need be true only as of the particular date in question;

(ii)   Buyer shall have performed in all material respects all covenants required to be performed by it hereunder on or prior to the Closing;

(iii)   the Required Consents shall have been obtained; and

(iv)   There shall not be in effect on the Closing Date any judgment, order, decree, ruling or charge restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

2.9   Closing Deliveries.  Contemporaneously with the Closing, each Party agrees on its own behalf, as applicable, that the deliveries specified below will have been made by the respective Parties to this Agreement in order to consummate the transaction contemplated hereby.

(a)   Deliveries by Seller.  At the Closing, Seller shall deliver, or cause its Affiliates or Subsidiaries to deliver, to Buyer:

(i)       a certificate, dated as of the Closing Date and executed by an officer of Seller, certifying to the fulfillment of all of the conditions set forth in Section 2.8(a);

(ii)      a duly executed trademark assignment agreement substantially in the form attached hereto as Exhibit D (the “Trademark Assignment Agreement”);

(iii)   a duly executed assignment and assumption agreement substantially in the form attached hereto as Exhibit E (the “Assignment and Assumption Agreement”);

(iv)   a duly executed Bill of Sale;

(v)      a duly executed Sublicense Agreement; and

(vi)   such other instruments and documents of conveyance and transfer, as shall be necessary and effective to transfer and assign to, and vest in, Buyer all of Seller’s, right, title and interest in and to the Transferred Assets.

(b)   Deliveries by Buyer:

(i)      a certificate, dated as of the Closing Date and executed by an officer of Buyer, certifying to the fulfillment of all of the conditions set forth in Section 2.8(b);

(ii)   the Upfront Payment;

(iii)   the duly executed Notes;

(iv)   a duly executed Trademark Assignment Agreement;

(v)     a duly executed Sublicense Agreement; and

(vi)   a duly executed Assignment and Assumption Agreement.

Buyer shall be responsible, with the reasonable assistance of Seller, for the recording and registration of all assignments and instruments constituting Transferred Assets.

2.10   Taxes and Fees.  Buyer shall be responsible for and pay all Taxes imposed in connection with the transactions provided for in this Agreement (excluding any income tax, capital gains tax or corporate franchise tax on Seller), including without limitation sales taxes, value added taxes, transfer taxes and recording fees, if any, imposed upon the transfer of the Transferred Assets and the license of the Licensed Patent hereunder.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1   Seller’s Warranties.  Except as set forth in the disclosure schedules attached hereto, Seller represents and warrants to Buyer as follows:

(a)   Organization and Authority.  Seller is validly existing and in good standing under the laws of the State of Delaware, with full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  This Agreement has been, and upon execution each of the Ancillary Agreements will have been, duly and validly authorized, executed and delivered by, and constitute the legal, valid and binding obligations of Seller, enforceable in accordance with their terms.

(b)   Title.  Seller owns and has good and valid title to the Transferred Assets, free and clear of all Encumbrances, other than Permitted Encumbrances.

(c)   Litigation; Legal Compliance.

(i)   There is no Action or Proceeding pending or, to Seller’s knowledge, threatened, with respect to the Transferred Assets or the Licensed Patent, or that questions the validity of this Agreement or any action taken or to be taken by the Seller in connection herewith, or which individually or in the aggregate, would materially impair the ability of Seller to perform its obligations hereunder or to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.  There are no unsatisfied judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court, an administrative agency or by an arbitrator) against any of the Transferred Assets, the Licensed Patent or against Seller with respect to the Product.

(ii)   Except as would not have a Material Adverse Effect, Seller has complied in all respects with all Legal Requirements related to the Product, the Transferred Assets, and the Licensed Patent, including of the FDA or any other Governmental Authority.  Seller has not made any material false statements on, or omissions from, the applications, approvals, reports and other submissions to the FDA or any other Governmental Authority prepared or maintained to comply with Legal Requirements.

(iii)   Seller has never been (i) debarred or (ii) convicted of a crime for which a person can be debarred under Section 306(a) of the Generic Drug Enforcement Act of 1992 (Section 306 (a) or (b)), and Seller has never been and, to Seller’s knowledge, none of its employees, Affiliates or agents has ever been (i) threatened to be debarred or (ii) indicted for a crime or otherwise engaged in conduct for which a person can be debarred, under Section 306(a) or (b) of the Generic Drug Enforcement Act of 1992.

(d)   Intellectual Property.

(i)   Schedule 3.1(d) sets forth a true and complete list of all Transferred Intellectual Property.

(ii)   Seller has not received any written notice from any other Person challenging or questioning the right of Seller to own, sell, offer to sell, import or make use of any of the Transferred Intellectual Property or the Licensed Patent regarding the Product.

(iii)   To Seller’s knowledge, the use of the Transferred Intellectual Property and the Licensed Patent, and the transfer and license of same to Buyer under this Agreement following obtainment of the Required Consents, does not and will not at Closing infringe upon or misappropriate the intellectual property rights of any Person.  Seller has not received any written notice from any Person, nor to Seller’s knowledge, is there any actual or threatened claim or assertion to the contrary which are likely to serve as the basis for any claim or assertion of infringement of the intellectual property or other rights of a Third Party related to the Product, the Licensed Patent or the Transferred Assets.  To Seller’s knowledge, no third party is or has interfered with, infringed upon, or misappropriated any Transferred Assets or the Licensed Patent, including the Transferred Intellectual Property.

(iv)   Any necessary registration, application, maintenance, user or renewal fees due within 90 days of the Closing Date in connection with the Transferred Intellectual Property and the Licensed Patent have been paid in a timely manner and all necessary documents and certificates in connection with the Transferred Intellectual Property and the Licensed Patent have been filed in a timely manner with the relevant Governmental Authorities.

(e)   No Conflicts.  Neither the execution and the delivery of this Agreement or the Ancillary Agreements, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate any Legal Requirement to which Seller is, or its assets or properties are, subject, (ii) contravene, conflict with or result in a breach or violation of any provision of the charter or bylaws of Seller, or (iii) except as would not have a Material Adverse Effect, conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any material agreement, contract, lease, license, instrument, or other arrangement to which Seller is a party or by which it is bound.  Seller does not need to give any material notice to, make any material filing with, or obtain any material authorization, consent, or approval of any Governmental Authority or any other Person in order to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.  There is no proceeding pending or, to Seller’s knowledge, threatened against Seller that is reasonably likely to prevent, delay, make illegal or otherwise interfere with the transactions contemplated by this Agreement or the Ancillary Agreements.

(f)   Assigned Contracts.  Schedule 3.1(f) sets forth a true, correct and complete list of the contracts being assigned from Seller to Buyer pursuant to this Agreement (the “Assigned Contracts”).  Seller has delivered to Buyer a correct and complete copy of each Assigned Contract, including any and all written amendments thereto.  The Assigned Contracts are legal, valid, binding and enforceable in accordance with their respective terms with respect to Seller and, to Seller’s knowledge, each other party thereto.  There is no existing material default or breach of Seller under any Assigned Contract (or event or condition that, with notice or lapse of time or both could constitute such a material default or breach) and, to Seller’s knowledge, there is no such material default or breach with respect to any third party to any Assigned Contract.

(g)   Inventory.  Seller’s Inventory is of a quality and quantity saleable in the ordinary course of business, including having been manufactured, packaged and stored in accordance with all applicable Legal Requirements (including any applicable NDA).  An accurate schedule of Inventory on hand as of the date of this Agreement, together with expiration dates for each of the finished Inventory lots included therein, is set forth on Schedule 1.15.  An accurate schedule of Inventory in the trade as of the date of this Agreement, together with expiration dates for each of the finished Inventory lots included therein, is set forth on Schedule 1.15.  To Seller’s knowledge, there have been no actions by Seller that could reasonably be expected to result in returns of Inventory sold prior to the Closing Date in excess of those historically experienced by Seller prior to the Closing Date.

(h)   Brokers and Finders.  Seller has not employed any broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement who would be entitled to a broker’s, finder’s or similar fee or commission in connection therewith or upon the consummation thereof.

(i)   No Other Representation or Representation and Warranties.  Except for the representations and warranties contained in this Section 3.1 and any which may be contained in any of the Ancillary Agreements, Seller makes no other express or implied warranty, and Seller hereby disclaims any such warranty or any representation whether by Seller or its respective officers, directors, employees, agents or representatives or any other Person, as to the condition (financial or otherwise), value or quality of the Product or the Transferred Assets, notwithstanding the delivery or disclosure to Buyer or any of its officers, directors, employees, agents or representatives or any other Person of any documentation or other information by Seller or any of its officers, directors, employees, agents or representatives or any other Person with respect to any one or more of the foregoing.

3.2   Buyer’s Warranties.  Buyer hereby represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

(a)   Organization and Authority of Buyer.  Buyer is validly existing and is in good standing under the laws of the State of Louisiana, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder.  This Agreement and the Ancillary Agreements have been duly and validly authorized, executed and delivered by, and constitute the legal, valid and binding obligations of Buyer, enforceable in accordance with their respective terms.

(b)   Financial Capability.  Buyer has sufficient funds available to purchase the Transferred Assets on the terms and conditions contained in this Agreement and will have such funds on the dates when payments are due to Seller.

(c)   Litigation.  There are no material Actions or Proceedings pending, or to Buyer’s knowledge, threatened, that questions the validity of this Agreement or any action taken or to be taken by the Buyer in connection herewith, or which individually or in the aggregate, would materially impair the ability of Buyer to perform its obligations hereunder or to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.

(d)   No Conflicts.  Neither the execution and the delivery of this Agreement nor the Ancillary Agreements, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate any material Legal Requirement to which Buyer is, or its assets or properties are, subject, (ii) contravene, conflict with or result in a breach or violation of any provision of the charter or bylaws of Buyer, or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject.  Buyer does not need to give any material notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority or any other Person in order to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.  There is no proceeding pending or, to the knowledge of Buyer, threatened against Buyer that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with the transactions contemplated by this Agreement or the Ancillary Agreements.

(e)   Brokers and Finders.  Buyer has not employed any broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement who would be entitled to a broker’s, finder’s or similar fee or commission in connection therewith or upon the consummation thereof, except for Kevin Esval (“Buyer’s Broker”).  Buyer shall be solely responsible for the payment of Buyer’s Broker fees, if any.

ARTICLE 4
COVENANTS

4.1   Obligations of the Parties Prior to Closing.  Except for the steps or actions taken pursuant to prior written consent of Buyer, from the date of this Agreement until the Closing, Seller shall not sell, license, encumber or otherwise transfer or grant any rights in or to the Product or any of the Transferred Assets or the Licensed Patent.  In addition, Seller will not (a) incur any material liability outside the ordinary course of business which would be an Assumed Liability, or (b) create or permit any Encumbrance on any of the Transferred Assets or the Licensed Patent, except for Permitted Encumbrances.  Seller shall maintain and service the Transferred Assets and the Licensed Patent consistent with past practice and use its commercially reasonable efforts to preserve intact the Transferred Assets and the Licensed Patent as they currently exist.

4.2   Reasonable Efforts of the Parties.  Seller and Buyer shall each use its respective commercially reasonable efforts to cause all of the conditions to the obligations of the other to consummate the transactions contemplated hereby, as specified in Sections 2.8(a) and 2.8(b) as applicable, to be met as soon as practicable after the date of this Agreement and to do, or cause to be done, all things necessary to consummate the transactions contemplated hereby.  Notwithstanding anything to the contrary contained herein, no Party shall be obligated to pay any consideration to any Third Party in connection with the immediately preceding sentence.

4.3   Registrations, Filings, Authorizations.  Seller shall cooperate with Buyer and use reasonable efforts to make all registrations, filings and applications, to give all notices and to transfer the Authorizations and to record the transfer of the Transferred Intellectual Property with the relevant Governmental Authority, in each case for the benefit of Buyer, and to effectuate and obtain any other governmental transfers, approvals, orders, qualifications and waivers necessary or desirable for the consummation of the transactions contemplated hereby.  Each Party shall bear its own expenses with respect to the activities undertaken pursuant to this Section 4.3.

4.4   Data; Books and Records.  For a period of three years after the Closing Date, (a) Buyer shall retain and make available all Books and Records received from Seller after the Closing Date for inspection and copying by Seller or its agents at Seller’s expense, upon reasonable request and upon reasonable notice, and (b) no such Data or other Books and Records shall be destroyed by Buyer without first advising Seller in writing and giving Seller a reasonable opportunity to obtain possession thereof.

4.5   Confidentiality; Nonsolicitation.

(a)   Seller undertakes with Buyer, and Buyer undertakes with Seller to keep confidential (except as expressly provided in this Agreement) at all times after the date of this Agreement, and not directly or indirectly reveal, disclose or use for its own or any other purposes, any confidential information received or obtained as a result of entering into or performing, or supplied by or on behalf of a Party in the negotiations leading to, this Agreement and which relates to: (i) the negotiations relating to this Agreement; or (ii) the subject matter and/or provisions of this Agreement, subject to Section 7.8 below.  The Parties acknowledge that, for purposes of this Agreement, the Data and Books and Records shall be deemed the confidential information of Buyer from and after the Closing Date.

(b)   The prohibition in Section 4.5(a) does not apply if: (i) the information was in the public domain before it was furnished to the relevant Party or, after it was furnished to that Party, entered the public domain otherwise than as a result of a breach by that Party of this Section 4.5 or any written or confidentiality agreement under which such Party is bound; or (ii) disclosure is necessary in order to comply with applicable legislation, regulatory requirements, legal process, or stock exchange rules, provided that any such information disclosable pursuant to this Section 4.5(b) shall be disclosed only to the extent required by applicable law or regulatory requirements and (unless such consultation is prohibited by applicable law or regulatory requirements or is not reasonably practicable) only after consultation with Buyer or Seller (as the case may be).

(c)   Until the earlier of the Closing or the termination of this Agreement pursuant to Article 5, Seller shall not, directly or indirectly, through any Affiliate, officer, director, agent or otherwise, initiate, solicit or encourage, or enter into a confidentiality agreement, letter of intent or other similar agreement with any Person other than Buyer with respect to a sale of the Transferred Assets or the license of the Licensed Patent.

4.6   Non-Competition.  From and after the Closing, Seller shall not, directly or indirectly through any Affiliate, for a period of eight (8) years therefrom, manufacture, market, sell, promote, license, sublicense or otherwise commercialize in the Territory the Product or any Competing Product (as defined above).  Buyer acknowledges that Seller holds only a non-exclusive license to the Licensed Patent, makes such covenant only for itself and its Affiliates, and cannot restrict or otherwise control the conduct of the licensor thereof.  In addition, Buyer acknowledges that the sale and license contemplated by this Agreement is solely a sale and license of Product rights in the Territory and is not intended to preclude the manufacture, marketing, sale, promotion and commercialization of the Product by Seller’s Affiliates outside the Territory, including, without limitation, in Japan, and Buyer expressly acknowledges that such rights are unaffected by this Agreement.

4.7   Product Returns, Rebates and Chargebacks.

(a)   NDC Numbers.  Following the Closing Date, Buyer shall promptly obtain its own NDC number for the Product and shall immediately thereafter use its new NDC number on all invoices, orders and other communications with customers and Governmental Authorities; provided, however, Buyer shall be permitted to continue selling the Inventory under Seller’s NDC number until such Inventory has been exhausted or is otherwise deemed unsaleable.  Buyer is responsible for all necessary notification to third parties regarding such new NDC number.

(b)   Product Returns.  Buyer shall be responsible for the processing of all Product returns from and after the Closing Date (the “Returns”).  Financial responsibility for Returns shall be as follows:  (i) Buyer shall (subject to any other rights it may have accrued arising from any Seller breach of this Agreement) be financially responsible for Returns related to Product sold on and after the Closing Date and (ii) Seller shall be financially responsible for Returns related to Product sold prior to the Closing Date (the “Seller Returns”); provided however, the parties agree and acknowledge that on and after the nine (9)-month anniversary of the Closing, Buyer shall be financially responsible for all Returns regardless of date of sale.  Buyer shall invoice Seller the pass-through cost of Seller Returns in reasonable detail and Seller shall remit payment therefor within thirty (30) days of receipt of invoice.  Buyer shall destroy, or cause to be destroyed, all Returns in a manner consistent with applicable Legal Requirements.

(c)   Commercial Rebates.  Seller shall be financially responsible for all commercial rebates (and associated administrative service fees, if applicable) with respect to all Product sold during the calendar quarter immediately preceding the Closing Date.  During the calendar quarter in which the Closing Date occurs (the “Closing Quarter”), the financial responsibility for the total commercial rebates (and associated administrative service fees if applicable) with respect to Product sold during such Closing Quarter shall be apportioned between the parties on a pro rata basis (based on the number of days in the Closing Quarter before and after Closing).  In order to permit such apportionment, within 30 days of the conclusion of the Closing Quarter, each Party shall provide the other with relevant information regarding its rebate activity during such quarter.  Buyer shall promptly calculate any amounts due and owing either from Seller to Buyer or from Buyer to Seller based on the requirements of this Section and shall notify Seller of such calculation. To the extent the net result of such calculation requires a Party to reimburse the other Party, such Party shall make such payment within thirty (30) days of Buyer’s calculation that describes the requested payments in reasonable detail.  Buyer shall be financially responsible for all commercial rebates (and associated administrative service fees, if applicable) with respect to Product sold during the first full calendar quarter after the Closing Date and from that date forward.

(d)   Chargeback Claims. Seller shall be financially responsible for all chargeback claims (and associated administrative service fees or affiliated industrial funding fee, if applicable) related to Product with a chargeback invoice date prior to the Closing Date.  Buyer shall be financially responsible for all chargeback claims (and associated administrative service fees or affiliated industrial funding fee, if applicable) related to Product with a chargeback invoice date on or after the Closing Date.  Any chargebacks issued by Seller shall be made on terms and conditions comparable to Seller’s obligations as of the Closing with respect to each customer and shall be based on Seller’s terms of respective agreements as of the Closing Date.  To the extent a party processes chargebacks that are the responsibility of the other party hereto, such party shall reimburse such payment within 30 days of receipt of invoices that describe the requested payments in reasonable detail.

(e)   Credits/Shelf Stock Adjustments.  Notwithstanding the foregoing, Buyer and Seller agree that Seller shall not be responsible for credits or shelf stock adjustments to the extent resulting from price changes initiated by Buyer after the Closing Date.

4.8   Further Assurances.  Seller on one hand, and Buyer, on the other hand, agree that subsequent to the Closing Date, at the request of the other Party, they will execute and deliver, or cause to be delivered, to the other Party, such further instruments and take such other action as may be reasonably necessary to carry out the transactions contemplated by this Agreement.

4.9   Costs and Expenses.  Except as otherwise expressly provided herein, the Parties shall bear their own respective expenses (including, but not limited to, all compensation and expenses of counsel, financial advisors, consultants and independent accountants) incurred in connection with the preparation and execution of this Agreement and consummation of the transactions contemplated hereby.  Notwithstanding the foregoing, all costs (other than compensation and expenses of Seller’s employees, counsel, financial advisors, consultants and independent accountants) associated with the transition of the Product, the Transferred Assets and the Licensed Patent contemplated by this Agreement shall be borne by Buyer.  Buyer shall reimburse Seller for its out-of-pocket costs (other than compensation and expenses of Seller’s employees, counsel, financial advisors, consultants and independent accountants) associated with the transfer of NDC numbers and other post-Closing transition related activities.

ARTICLE 5
TERMINATION

5.1   Termination Prior to Closing.

(a)   Methods of Termination.  This Agreement may be terminated prior to the Closing:

(i)      by the mutual agreement of Seller and Buyer;

(ii)     by either Seller or Buyer upon notice to the other if there shall be in effect a non-appealable order of a court of competent jurisdiction permanently prohibiting the consummation of the transactions contemplated hereby;

(iii)   by either Seller or Buyer upon notice to the other if the Closing shall not have occurred on or before the date which is 30 calendar days from the date of this Agreement; provided, however, that the right to terminate this Agreement pursuant to this Section shall not be available to such Party whose failure to fulfill any obligation under this Agreement or the Ancillary Agreements has caused, or resulted, in the failure of the Closing to occur on or before such date; and

(iv)   by either Seller or Buyer if the other Party has breached any material obligation hereunder that remains uncured for a period of thirty (30) days, unless such breach is not capable of cure, in which event the non-breaching Party may terminate immediately.

(b)   Upon any termination of this Agreement, no Party hereto and none of their respective directors, officers, stockholders or Affiliates shall thereafter have any further liability or obligation hereunder other than as set forth in Section 5.3 below; provided, that no such termination shall relieve either Party hereto of any liability or obligation to the other Party that may have accrued prior to the date of such termination.

5.2   Specific Performance.  The Parties acknowledge that the transactions contemplated hereby are unique and specifically identifiable.  Accordingly, the Parties further agree and stipulate that, if the Closing does not occur because of the willful failure of the Buyer, on the one hand, or the Seller, on the other hand, to perform their respective obligations hereunder, (a) monetary damages and any other remedy at law will not be adequate, (b) the non-defaulting Party shall be entitled to specific performance as the remedy for such breach, (c) each Party agrees to waive any objection to the remedy of specific performance, and (d) each Party agrees that the granting of specific performance by any court will not be deemed to be harsh or oppressive to the Party who is ordered specifically to perform its obligations under this Agreement.

5.3   Survival.  Sections 4.5, 4.9, 6.7 and Articles 5 and 7 in their entirety shall survive any expiration or termination of this Agreement.

ARTICLE 6
INDEMNIFICATION AND INSURANCE

6.1   Indemnification by Seller.  From and after the Closing and subject to the provisions of this Article 6, Seller shall defend, indemnify and hold harmless Buyer, its Affiliates, officers, directors, employees, and agents, against and in respect of any and all losses, claims, damages, liabilities, obligations, reasonable costs and expenses, (including without limitation reasonable fees and out-of-pocket expenses of attorneys) (collectively, “Losses”), resulting or arising from or otherwise relating to:

(a)   any breach by Seller of any representation or warranty of Seller contained in this Agreement or any other Transaction Document;

(b)   any breach by Seller of any covenant or agreement of Seller contained in this Agreement or any other Transaction Document; and

(c)   any Retained Liabilities.

6.2   Indemnification by Buyer.  From and after the Closing and subject to the provisions of this Article 6, Buyer shall indemnify and hold harmless Seller and its Affiliates against and in respect of any and all Losses resulting or arising from or otherwise relating to:

(a)   any breach by Buyer of any representation or warranty contained in this Agreement or any other Transaction Document;

(b)   any breach by Buyer of any covenant or agreement contained in this Agreement or any other Transaction Document; and

(c)   any Assumed Liability.

6.3   Adjustment.  Any payments required to be made by Seller pursuant to this Article 6 shall be treated for tax and other financial reporting purposes as an adjustment to the Purchase Price.

6.4   Method of Asserting Claims.

(a)   All claims for indemnification (“Indemnity Claims”) by any indemnified Party or a Party with respect to any other claim under or with respect to this Agreement or any other Transaction Document (the “Indemnified Party”) hereunder shall be asserted and resolved as set forth in this Section 6.3.  In the event that any written claim or demand for which a Party (the “Indemnifying Party”) would be liable to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a Third Party, such Indemnified Party shall promptly, but in no event more than ten (10) days following such Indemnified Party’s receipt of such claim or demand, notify the Indemnifying Party of such claim or demand and the amount or the estimated amount thereof to the extent then feasible (the “Claim Notice”).  All indemnity claims by any Indemnified Party which do not involve Third Party claims shall be communicated via a Claim Notice to the other Party promptly following discovery of such claim.

(b)   The Indemnifying Party shall have twenty (20) days from the delivery or mailing of the Claim Notice (the “Notice Period”) to notify the Indemnified Party whether or not it desires to defend the Indemnified Party against such claim or demand.  An election to assume the defense of such claim or demand shall not be deemed to be an admission that the Indemnifying Party is liable to the Indemnified Party in respect of such claim or demand.  All costs and expenses incurred by the Indemnifying Party in defending such claim or demand shall be a liability of, and shall be paid by, the Indemnifying Party; provided, however, that the amount of such expenses shall be a liability of the Indemnifying Party hereunder, subject to the limitations set forth in this Article 6. In the event, however, that the Indemnifying Party declines or fails to assume the defense of the claim within such 20 day period, the Indemnified Party may assume the defense thereof and the reasonable fees and disbursements of counsel for the Indemnified Party shall be deemed Losses hereunder, subject to the limitations set forth in this Article 6.

(c)   In the event that it is ultimately determined that the Indemnifying Party is not obligated to indemnify, defend or hold the Indemnified Party harmless from and against any Third Party claim, the Indemnified Party shall reimburse the Indemnifying Party for any and all costs and expenses (including without limitation, attorney’s fees and court costs) incurred by the Indemnifying Party in its defense of the Third Party claim.  In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such claim or demand, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings.  If any Indemnified Party desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense.

(d)   The Indemnified Party shall not settle a claim or demand without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed.  The Indemnifying Party may settle any claim or demand for monetary damages; it being understood that the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed) settle, compromise or offer to settle or compromise any such claim or demand on a basis which would result in the imposition of a consent order, injunction or decree that would substantially restrict the future activity or conduct of the Indemnified Party or any subsidiary or Affiliate thereof.

(e)   To the extent the Indemnifying Party shall control or participate in the defense or settlement of any Third Party claim or demand, the Indemnified Party will give the Indemnifying Party and its counsel access to, during normal business hours, the relevant business records and other documents, and shall permit them to consult with the employees and counsel of the Indemnified Party.

(f)   Any notice of a claim by reason of any of the warranties or covenants contained in this Agreement shall state specifically the warranty or covenant with respect to which the claim is made, the facts giving rise to an alleged basis for the claim, and the amount of the liability asserted against the Indemnifying Party by reason of the claim.

6.5   Survival; Indemnification Amounts.  The representations and warranties of the Parties contained in this Agreement shall not be extinguished by the Closing, but shall survive the Closing for, and all claims for indemnification in connection therewith shall be asserted not later than, twelve (12) months following the Closing Date.  The covenants and agreements of the Parties shall survive without limitation as to time, and the period during which a claim for indemnification may be asserted in connection therewith shall continue for the applicable statute of limitations.  Seller shall not have liability with respect to any breach or failure to perform of any of Seller’s representations, warranties, covenants, or agreements under this Agreement and the other Transaction Documents, unless and until the aggregate amount of such Losses exceeds One Hundred Thousand and No/100 Dollars ($100,000), and then only for Losses in excess of such amount, and then not in excess of the lesser of: (i) ninety percent (90%) of the Purchase Price, and (ii) aggregate amounts paid by Buyer pursuant to this Agreement (the “Cap”).

6.6   Losses Net of Insurance, etc.  The amount of any Loss for which indemnification is provided under Section 6.1 shall be net of any insurance proceeds or other cash receipts or sources of reimbursement received as an offset against such Loss.  If the amount to be netted hereunder from any payment required under Section 6.1 is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party to this Article 6, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article 6 had such determination been made at the time of such payment.

6.7   DAMAGES LIMITATION.  NOTWITHSTANDING ANYTHING TO THE CONTRARY ELSEWHERE IN THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT, NO PARTY, DIRECTOR, OFFICER, EMPLOYEE, AFFILIATE OR ADVISOR OF ANY OF THE FOREGOING, SHALL, IN ANY EVENT, BE LIABLE TO ANY OTHER PERSON, EITHER IN CONTRACT, TORT OR OTHERWISE, FOR ANY SPECIAL, INDIRECT, CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES OR ANY DAMAGES ASSOCIATED WITH ANY LOST PROFITS OR LOST OPPORTUNITIES OF SUCH OTHER PERSON (INCLUDING LOSS OF FUTURE REVENUE, INCOME OR PROFITS, DIMINUTION OF VALUE OR LOSS OF BUSINESS REPUTATION) RELATING TO THE BREACH OR ALLEGED BREACH OF THIS AGREEMENT, WHETHER OR NOT THE POSSIBILITY OF SUCH DAMAGES HAS BEEN DISCLOSED TO THE OTHER PARTY IN ADVANCE OR COULD HAVE BEEN REASONABLY FORESEEN BY SUCH OTHER PARTY.

6.8   Exclusive Remedy.  Except for actions grounded in fraud, from and after the Closing, the indemnities provided in this Article 6 shall constitute the sole and exclusive remedy of any Indemnified Party for damages arising out of, resulting from or incurred in connection with any claims related to this Agreement or arising out of the transactions contemplated hereby; provided, however, that this exclusive remedy for damages under this Agreement does not preclude a Party from bringing an action for specific performance or other equitable remedy to require a Party to perform its obligations under this Agreement or any other Transaction Document.  This provision shall not have the effect of limiting any of the Parties’ respective rights under any Ancillary Agreement or Transaction Document.

6.9   Cooperation.  The Parties shall cooperate with each other with respect to resolving any claim or liability with respect to which one Party is obligated to indemnify another Party hereunder, including by making commercially reasonably efforts to mitigate or resolve any such claim or liability

ARTICLE 7
MISCELLANEOUS

7.1   Notices.  All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) upon delivery by personal delivery, (b) upon delivery by a nationally-recognized overnight courier service, or (c) three days after mailing, if mailed, certified or registered mail (return receipt requested), postage prepaid, each to the other Party at the following address (or at such other address as shall be given in writing by any Party to the other in accordance with these provisions):

If to Buyer:	with a copy to:
Pernix Therapeutics, Inc. 208 West Eastbank Drive Gonzales, Louisiana 70737 Attention: Cooper Collins Tel: 225.647.3002	Elkins, P.L.C. 201 St. Charles Avenue, Suite 4400 New Orleans, Louisiana 70170 Attention: Jordan B. Monsour, Esq. Tel: 504.529.3600

If to Seller:
Sciele Pharma, Inc. 5 Concourse Pkwy. Atlanta, Georgia 30328 Attention: General Counsel Tel: 678.341.1503

7.2   Conflict; Construction of Documents.  In the event of any conflict between the provisions of this Agreement and the provisions of any other Transaction Document, the provisions of this Agreement shall prevail.

7.3   Assignability; Successors and Assigns.  Neither this Agreement nor any of the rights or obligations of the Parties hereunder may be assigned by any Party without the prior written consent of the other Party, provided that a Party may assign its rights under this Agreement (but not its obligations) to an Affiliate.  Any attempted assignment or delegation in contravention hereof shall be null and void.  Subject to the foregoing, this Agreement and all rights and powers granted and obligations created hereby will bind and inure to the benefit of the Parties hereto and their respective successors and assigns.

7.4   Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia, without regard to the conflicts of law rules of such state.  Each Party irrevocably and unconditionally (a) consents to submit to the exclusive jurisdiction of the state and federal courts sitting in Atlanta, Georgia for any action, dispute, suit or proceeding arising out of or relating to this Agreement (and each Party irrevocably and unconditionally agrees not to commence any such action, dispute, suit or proceeding except in such courts), (b) waives any objection to the laying of venue of any action, dispute, suit or proceeding in any such courts and (c) waives and agrees not to plead or claim that any such action, dispute, suit or proceeding brought in any such court has been brought in an inconvenient forum.  TO THE EXTENT PERMISSIBLE BY LAW, EACH PARTY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

7.5   Headings.  The headings preceding the text of the Sections and subsections hereof are inserted solely for convenience of reference, and shall not constitute a part of this Agreement, nor shall they affect its meaning, construction or effect.  All words used in this Agreement will be construed to be of such gender or number as the context may require.

7.6   Amendment and Waiver.  The Parties may by mutual written agreement amend this Agreement in any respect, and any Party, as to such Party, may (a) extend the time for the performance of any of the obligations of any other Party, and (b) waive (i) any inaccuracies in warranties by any other Party, (ii) compliance by any other Party with any of the agreements contained herein and performance of any obligations by such other Party, and (iii) the fulfillment of any condition that is precedent to the performance by such Party of any of its obligations under this Agreement.  To be effective, any such amendment or waiver must be in writing and be signed by the Party against whom enforcement of the same is sought.

7.7   Entire Agreement.  This Agreement, together with the other Transaction Documents, shall constitute the entire understanding and agreement between the Parties to it in relation to the subject matter of this Agreement and shall together supersede all previous agreements between the Parties in relation to the same subject matter.  It is further agreed that neither Party has entered into this Agreement in reliance upon any warranty or undertaking of the other Party which is not expressly set out or referred to in this Agreement.

7.8   Publicity.  Any public announcements or similar publicity with respect to this Agreement and the transactions contemplated hereunder shall be subject to mutual agreement of the Parties hereto, except as required by applicable law, legal process, regulation or relevant stock exchange in accordance with Section 4.5 and only after consultation between the Buyer and Seller.

7.9   Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall for all purposes be deemed to be an original and all of which shall, when taken together, constitute one instrument.  Facsimile signatures shall be binding on the Parties hereto.

7.10   No Third Party Beneficiary Rights.  This Agreement is not intended to and shall not be construed to give any Person or entity other than the Parties signatory hereto any interest or rights (including, without limitation, any Third Party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby.

7.11   Severability.  Each of the agreements, undertakings, covenants, warranties, indemnities and other obligations of the Parties entered pursuant to this Agreement are considered reasonable by the Parties hereto.  If any provision of this Agreement, an Ancillary Agreement, or any part thereof is held void or unenforceable or in conflict with the laws of any relevant jurisdiction, the Parties hereto shall negotiate in good faith to modify this Agreement or Ancillary Agreement, as applicable, so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the day and year first above written.

SCIELE PHARMA, INC.

By:	/s/ Leslie B. Zacks
Name : Leslie B. Zacks
Title : Executive Vice President and
Chief Legal and Compliance Officer

PERNIX THERAPEUTICS, INC.

By:	/s/ Cooper Collins
Name : Cooper Collins
Title : President and Authorized Agent